

Date: August 30, 2004

To: 401(k) Plan Participants, Directors, Officers and other employees subject to SBS Policy No. 5.18, *Securities Trades Blackout Periods for Key Company Personnel*.

From: Carla Quick
**   Director, Human Resources**

Re: Important Notice Concerning your Rights under the SBS Technologies, Inc. 401(k) Profit Sharing Plan

This notice is to inform you that SBS Technologies, Inc. 401(k) Profit Sharing Plan will be changing recordkeeping systems. USI Consulting Group (USICG) has provided the recordkeeping, consulting and administrative services for the SBS Technologies, Inc. 401(k) Profit Sharing Plan for several years. Through that time, USICG has grown as a company and has also expanded their services and capabilities. With this growth, they have continued to monitor and evaluate the services provided to our plan and to you, the participant. Through this review process, USICG has identified SBS Technologies, Inc. as a client whose plan would benefit from the transition of services to an alternate recordkeeping system. With this transition to a new service team and new system, there are several enhancements and new features that will be available you, including:

➢ Customer service representatives who will respond to your questions related to the plan and transactions on your account (bilingual in English & Spanish) available until 7 p.m. ET
➢ Ability to "opt-out" to a customer service representative directly from the Voice Response Unit
➢ Full color quarterly graphical statements mailed directly to your home
➢ Ability to transact on accounts until 4 p.m. ET (currently 3 p.m. cutoff)
➢ Assistance by customer service representatives for loan modeling and application process

The plan transition will be effective as of October 1, 2004. As part of the transition, your existing account balances will be transferred between recordkeeping systems. Please note that all of the investment options available to the plan will remain the same. As a result of this transition, however, you will temporarily be unable to direct or diversify investments in your individual accounts, obtain a loan from the plan, or obtain a distribution from the plan. This period, during which you will be unable to exercise these rights otherwise available under the plan, is called a "blackout period." Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

The blackout period is expected to begin on Thursday, September 30, 2004 at 3:00 p.m. ET and end on Monday, October 18, 2004.

During the blackout period you will be unable to direct or diversify the assets held in your plan account, including any holdings of the stock of SBS Technologies, Inc. in your account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

In addition, officers, directors and any other employees subject to SBS Policy No. 5.18, *Securities Trades Blackout Periods for Key Company Personnel*, may not trade shares of SBS securities, whether inside or outside their 401(k) plan accounts, during the blackout period.

Once your account is transitioned to the new recordkeeping system, you will be given account access information and a new PIN card.

If you should have any questions regarding this notice, you should contact Carla Quick, Director of Human Resources, (505) 875-0600, 2400 Louisiana Blvd. NE, AFC Building 5, Suite 600, Albuquerque, NM 87110.